

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Kui Shi
Chief Financial Officer
YanGuFang International Group Co., Ltd
3/F, Building 3,
33 Suhong Road, Minhang District
Shanghai, China, 201100

> **Re: YanGuFang International Group Co., Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 22, 2022**
> **CIK No. 0001875496**

Dear Mr. Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1.   We note your disclosure that you plan to apply to list your shares on Nasdaq, and your disclosure that you have applied to list on Nasdaq. Please reconcile your disclosure.

2.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
   •   suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;

> reduced headcount; or delayed projects;
> - experience labor shortages that impact your business;
> - experience cybersecurity attacks in your supply chain;
> - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
> - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
> - be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
> - be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension or have sought, made or announced plans to "de-globalize" your supply chain.
>
> Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

3. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

4. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

5. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Prospectus Cover Page, page i

6. We note your response to prior comment 4. Please revise your disclosure to include information about your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Risk Factors

Our business may be affected by inflation, page 66

7.   We note your disclosure on page 66 regarding global inflationary trends. Please expand your disclosure to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company. Please also revise to identify any actions planned or taken, if any, to mitigate inflationary pressures.

Exhibits

8.   Please include the consent of each director nominee to serve as a director.

   You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing